UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

JARDEN CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	001-13665	35-1828377
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1800 North Military Trail Boca Raton, Florida	33431
(Address of principal executive offices)	(Zip code)

John E. Capps

(561) 447-2520

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1.	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of Jarden Corporation (together with its subsidiaries, “Jarden”, the “Company”, “us”, “our” or “we”) for calendar year 2014 (the “2014 Reporting Period”) is provided in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”), the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014 (the “SEC Statement”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

This Form SD and the attached Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on our website at www.Jarden.com. The content of our website as referred to herein is included for general information only and is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

(b)	Conflict Minerals Disclosure

Jarden operates in three primary business segments through a number of well recognized brands, including: Branded Consumables: Ball®, Bee®, Bernardin®, Bicycle®, Billy Boy®, Crawford®, Diamond®, Dicon®, Fiona®, First Alert®, First Essentials®, Hoyle®, Kerr®, Lehigh®, Lifoam®, Lillo®, Loew Cornell®, Mapa®, Millefiori®, NUK®, Pine Mountain®, Quickie®, Spontex®, Tigex® and Yankee Candle®; Outdoor Solutions: Abu Garcia®, AeroBed®, Berkley®, Campingaz® and Coleman®, Dalbello®, ExOfficio®, Fenwick®, Gulp!®, Invicta®, K2®, Marker®, Marmot®, Mitchell®, PENN®, Rawlings®, Shakespeare®, Squadra®, Stearns®, Stren®, Trilene®, Völkl® and Zoot®; and Consumer Solutions: Bionaire®, Breville®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rainbow®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain®.

Early in 2013, Jarden created a cross-divisional working group tasked with developing policies and procedures consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including both Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (the “Guidance”) for supply chain diligence relating to columbite-tantalite (coltan), cassiterite, gold, and wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”).

Each business segment, through its separate units, evaluated the products it manufactured and the related purchased components to determine whether they contained any Conflict Minerals. Based on those reviews, products containing Conflict Minerals necessary to their functionality or production were identified, together with the supplier or suppliers of the relevant components or parts.

The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) as required by Item 1.01(a) of Form SD with respect to the 2014 Reporting Period. A standard questionnaire, as developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC-GeSI”), was distributed to identified suppliers of components or parts containing Conflict Minerals to determine the country of origin of the Conflict Minerals used therein or whether such Conflict Minerals were sourced from recycled or scrap materials, or were otherwise outside of the supply chain as of January 31, 2013, as set forth in the Instructions to Form SD. The questionnaire requested information on Conflict Minerals in components or parts supplied to Jarden during the 2014 Reporting Period and contained questions as to the source and origin of the necessary Conflict Minerals contained in the relevant products. Questionnaires were distributed to over 480 suppliers, with over 94% responding that the Conflict Minerals in the supplied components or parts did not originate in the Democratic Republic of Congo or adjoining countries (the “Covered Countries”). One supplier responded that it sourced from a certified conflict free smelter located in a conflict country. The remaining 6% of suppliers have not responded to our questionnaire or our repeated attempts to follow-up and secure their cooperation. We are continuing our efforts to obtain executed questionnaires from this small percentage of non-responsive suppliers.

(c)	Conflict Minerals Report

Because 6% of suppliers have not responded to our questionnaire or our repeated attempts to follow-up and secure their cooperation, the Company was unable to conclude, based solely on the Company’s RCOI evaluation, that none of the Conflict Minerals contained in its products originated in the Covered Countries. Therefore, the Company proceeded to the due diligence stage of the inquiry and has filed a Conflict Minerals Report as Exhibit 1.01 hereto.

Item 1.02	Exhibit

The Conflict Mineral Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2.	Exhibits

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 1, 2015

JARDEN CORPORATION

By:	/s/ John E. Capps
Name:	John E. Capps
Title:	Executive Vice President - Administration, General Counsel and Secretary